UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

VIVUS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

928551100

(CUSIP Number)

Aspen Investment Fund LLC

16192 Coastal Highway

Lewes, Delaware 19958

917-675-4871

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 928551100	13D	Page 2

1	Name of reporting person Aspen Investment Fund LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,967,245
	9	Sole dispositive power 0
	10	Shared dispositive power 9,967,245
11	Aggregate amount beneficially owned by each reporting person 9,967,245
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.65%(1)
14	Type of reporting person OO

(1)	Calculated based on 103,314,461 shares of common stock, $0.001 par value, of VIVUS, Inc., outstanding as of April 23, 2014, as reported in VIVUS, Inc.’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 06, 2014.

CUSIP No. 928551100	13D	Page 3

1	Name of reporting person Zoi Potsi
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cyprus
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,967,245
	9	Sole dispositive power 0
	10	Shared dispositive power 9,967,245
11	Aggregate amount beneficially owned by each reporting person 9,967,245
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.65%(2)
14	Type of reporting person IN

(2)	Calculated based on 103,314,461 shares of common stock, $0.001 par value, of VIVUS, Inc., outstanding as of April 23, 2014, as reported in VIVUS, Inc.’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 06, 2014.

CUSIP No. 928551100	13D	Page 4

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of VIVUS, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 351 East Evelyn Avenue, Mountain View, California.

As of May 28, 2014, the Reporting Persons (defined below) beneficially owned an aggregate of 9,967,245 shares of Common Stock (which include 3,850,000 shares of Common Stock underlying American-style call options and 6,117,245 shares of Common Stock underlying forward purchase contracts), representing approximately 9.65% of the issued and outstanding shares of Common Stock of the Issuer.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by:

(i)	Aspen Investment Fund LLC, a Delaware limited liability company (“Aspen Investment Fund”);

(ii)	Zoi Potsi, a citizen of the Republic of Cyprus (together with Aspen Investment Fund, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of May 28, 2014, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal business and principal office of each of the Reporting Persons is 16192 Coastal Highway, Lewes, Delaware 19958.

(c) Aspen Investment Fund is a private investment fund. The principal occupation of Zoi Potsi is to serve as the managing member of Aspen Investment Fund.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of May 28, 2014, Reporting Persons may be deemed to be the beneficial owners of an aggregate of 9,967,245 shares of Common Stock (which includes 3,850,000 shares of Common Stock underlying American-style call options exercisable on July 19, 2014 and 6,117,245 shares of Common Stock underlying forward purchase contracts) for total consideration of $46,312,302. The source of funding for such transactions was the general working capital of the respective purchaser.

CUSIP No. 928551100	13D	Page 5

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.

The Reporting Persons intend to engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other persons.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Aspen Investment Fund is currently contemplating a conditional non-binding offer to acquire the Issuer at a total consideration of $640 million, which would be financed using Aspen Investment Fund working capital, Issuers cash & cash equivalents and debt from top tier investment banks. The conditional non-binding offer should be submitted to the board by June 13, 2014. Although Aspen Investment Fund currently expects to make an offer, it is under no obligation and provides no assurances it will do so, if there are any material changes to the Issuers operations, financial situation or enterprise value.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) , (b) Based upon the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 06, 2014, there were 103,314,461 shares of Common Stock, $0.001 par value, issued and outstanding as of April 23, 2014.

Based on the foregoing, as of May 28, 2014, the 9,967,245 shares of Common Stock (which include 3,850,000 shares of Common Stock underlying American-style call options and 6,117,245 shares of Common Stock underlying forward purchase contracts) (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 9.65% of the shares of Common Stock issued and outstanding.

Aspen Investment Fund, as a private investment fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Zoi Potsi’s position as the managing member of Aspen Investment Fund, Zoi Potsi may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Zoi Potsi may be deemed to be a beneficial owner of the Subject Shares.

CUSIP No. 928551100	13D	Page 6

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons own any shares of Common Stock other than the Subject Shares covered in this Statement.

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock, forward purchase contracts and options that were effected in the past 60 days by the Reporting Persons for the benefit of Aspen Investment Fund. Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Subject Shares are beneficially owned by the Reporting Persons. Aspen Investment Fund may, from time to time, enter into and dispose of options, forward purchase contracts or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

As of May 28, 2014, Aspen Investment Fund holds options to purchase 3,850,00 shares of Common Stock pursuant to American-style call options with strike prices of 0.05 and exercisable on July 19, 2014. Aspen Investment Fund has also entered into certain forward purchase contracts with an expiration dates ranging from May 18, 2015 to May 25, 2015, covering 6,117,245 notional shares of the Issuer’s Common Stock. The forward purchase contracts may be settled by physical settlement or cash settlement. The consideration for the forward purchase contracts will be paid at settlement based on a forward price ranging from $4.62 to $4.88 and 6,117,245 notional shares of the Issuer’s Common Stock. None of the options or forward purchase contracts gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. The counterparty to the options and the forward purchase contracts is an international investment bank. Please refer to Exhibit 99.2 hereto for additional information.

Except as described herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons identified in Item 2 above has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

CUSIP No. 928551100	13D	Page 7

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement, dated as of May 28, 2014, among Aspen Investment Fund LLC and Zoi Potsi.

Exhibit 99.2	Trading data.

CUSIP No. 928551100	13D	Page 8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2014	ASPEN INVESTMENT FUND LLC

	By:	/s/ Zoi Potsi
Zoi Potsi
Managing Member

/s/ Zoi Potsi
Zoi Potsi

CUSIP No. 928551100	13D	Page 9

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of VIVUS, Inc., and that this agreement be included as an Exhibit 99.1 to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of this 28th day of May, 2014.

ASPEN INVESTMENT FUND LLC

By:	/s/ Zoi Potsi
Zoi Potsi
Managing Member

/s/ Zoi Potsi
Zoi Potsi

CUSIP No. 928551100	13D	Page 10

Exhibit 99.2

TRADING DATA

Name	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost	Strike Price	Trade Amount	Security	Expiration Date
Aspen Investment Fund LLC	May 16, 2014	Buy	296,400	$4.88	N/A	$1,446,432	OTC Equity Forward	May 18, 2015
Aspen Investment Fund LLC	May 19, 2014	Buy	1,070,845	$4.71	N/A	$5,043,680	OTC Equity Forward	May 20, 2015
Aspen Investment Fund LLC	May 20, 2014	Buy	1,453,000	$4.67	N/A	$5,785,510	OTC Equity Forward	May 21, 2015
Aspen Investment Fund LLC	May 21, 2014	Buy	1,543,000	$4.62	N/A	$7,128,660	OTC Equity Forward	May 22, 2015
Aspen Investment Fund, LLC	May 22, 2014	Buy	1,754,000	$4.63	N/A	$8,121,020	OTC Equity Forward	May 25, 2015
Aspen Investment Fund LLC	May 23, 2014	Buy	3,850,000	$4.62	$0.05	$17,787,000	OTC Call Option	July 19, 2014